SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                           FENWAY INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

          NEVADA                                        84-1426038
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

308-409 Granville Street, Vancouver, British Columbia, Canada           V6C 1T2
(Address of registrant's principal executive offices)                 (Zip Code)

                                  604.844.2265
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

    Title of each class                          Name of Each Exchange on which
     to be so registered:                        each class is to be registered:
     --------------------                        -------------------------------

          None                                               None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par value $.001
-----------------------------
         (Title of Class)
                                   Copies to:
                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 24
                      Exhibit Index is specified on Page 22

                           Fenway International, Inc.,
                              a Nevada corporation

                   Index to Form 10-SB Registration Statement


Item Number and Caption                                                     Page
-----------------------                                                     ----

1.    Description of Business                                                  3

2.    Management's Discussion and Analysis of Financial Condition
        and Results of Operations                                             10

3.    Description of Property                                                 12

4.    Security Ownership of Certain Beneficial Owners and Management          13

5.    Directors, Executive Officers, Promoters and Control Persons            14

6.    Executive Compensation - Remuneration of Directors and Officers         17

7.    Certain Relationships and Related Transactions                          19

10.   Recent Sales of Unregistered Securities                                 21

13.   Financial Statements                                                    22

14.   Changes in and Disagreements with Accountants                           22

15.   Financial Statements and Exhibits                                       23

               15(a)    Index to Financial Statements
                        Financial Statements                    F-1 through F-30

               15(b)    Index to Exhibits
                        Exhibits                               E-1 through E-207

      Signatures                                                              25

Item 1.  Description of Business.

     Development of the Company. Fenway International, Inc., a Nevada corporation ("Company") was incorporated in the State of Nevada on May 7, 1984 using the name Nevada-Gold, Inc. for the primary purpose of developing mining properties. During 1985, the Company settled its liabilities and was inactive until 1998, when it began acquiring property and mineral interests in anticipation of developing commercial grade cement production facilities in the Philippines. Specifically, on or about August 10, 1998, the Company acquired the assets of Fenway Resources, Ltd., a British Columbia corporation, which redomiciled to Delaware, which assets included property and mineral interests in the Philippines. The Company issued 7,644,067 shares of its $.001 par value common stock for the assets acquired. The assets acquired and the common stock issued for those assets are specified in the Company's financial statements which are part of this Amendment No. 1 to the Company's Registration Statement on Form 10-SB (See Item No. 15 beginning on Page 25 of this Amendment No. 1). On or about September 4, 1998, the Company filed a Certificate of Amendment to its Articles of Incorporation changing its name to Fenway International, Inc. The executive offices of the Company are located at 308-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2. The Company's telephone number is 604.844.2265.

     Business of the Company. The Company plans to develop and construct two large commercial grade cement production facilities in the Philippines. The Company's predecessor-in-interest, Fenway Resources, Ltd., spent more than five years obtaining the necessary licensing, permits and environmental approvals necessary to support construction of such facilities on the island of Negros Oriental (the "Negros Project") and the Company is continuing its efforts to obtain the necessary licensing, permits and environmental approvals for a proposed facility on the island of Palawan (the "Palawan Project"). The Company is required to participate with local corporations in the Philippines in order to commercially exploit Philippine mineral claims and, therefore, the Company has acquired significant ownership interest in various Philippine corporations. The organizational chart attached as Exhibit 21 to this Registration Statement provides a diagram of the Company's relationships with these entities, which are specified in detail below.

     The Negros Project. On or about July 16, 1998, the Company entered into an option agreement ("Option Agreement") with Negor RR Cement Corporation, an independent Philippine corporation, for the purpose of forming and operating a Negros mining company ("NMC") and a Negros cement manufacturing company ("NCC"). Pursuant to the Option Agreement, the Company purchased a 90% equity interest in the Negor RR Cement Corporation, a Philippine corporation ("Negor Corporation").

The details of the Option Agreement are as follows:

     A. For a period of four (4) years following the date of acceptance by the Company of a commercial feasibility study and report for the Negros Project, which study and report are sufficient to enable the Company to obtain any and all funds necessary or appropriate to finance the development and operation of the Negros Project, Negor Corporation has the option to acquire that number of shares of the Company's $.001 par value common stock equal to the lesser of (a) two million (2,000,000), or (b) ten percent (10%) of the then issued and outstanding shares of the Company's common stock, at a purchase price of Five Dollars ($5.00) per share.

     B. NMC shall prepare, sign and deliver to Negor Corporation any and all documents and other instruments necessary or appropriate to vest in Negor Corporation an ownership interest in NMC equal to ten percent (10%) of the total issued and outstanding capital stock of NMC. As a result of such ownership interest, Negor Corporation shall be entitled to have allocated to it ten percent (10%) of the net profits, losses and credits of NMC.

     C. NMC shall prepare, sign and deliver to the Company any and all documents and other instruments necessary or appropriate to vest in the Company an ownership interest in NMC equal to ninety percent (90%) of the total issued and outstanding capital stock of NMC. As a result of such ownership interest, the Company shall be entitled to have allocated to it ninety percent (90%) of the net profits, losses and credits of NMC.

     D. NCC shall prepare, sign and deliver to Negor Corporation any and all documents and other instruments necessary or appropriate to vest in Negor Corporation an ownership interest in NCC equal to forty percent (40%) of the total issued and outstanding capital stock of NMC. As a result of such ownership interest, Negor shall be entitled to have allocated to it forty percent (40%) of the net profits, losses and credits of NCC.

     E. NCC shall prepare, sign and deliver to the Company any and all documents and other instruments necessary or appropriate to vest in the Company an ownership interest in NCC equal to forty percent (40%) of the total issued and outstanding capital stock of NMC. As a result of such ownership interest, the Company shall be entitled to have allocated to it forty percent (40%) of the net profits, losses and credits of NCC.

     F. NCC shall prepare, sign and deliver to one or more third party investors any and all documents and other instruments necessary or appropriate to vest collectively in those third party investors an ownership interest in NCC equal to twenty percent (20%) of the total issued and outstanding capital stock of NMC. As a result of such ownership interest, those third party investors shall be entitled to have allocated to them, in the aggregate, twenty percent (20%) of the net profits, losses and credits of NCC.

     G. The Company paid Negor Corporation Fifty Thousand Dollars ($50,000) at the date of signing of the Option Agreement and Fifty Thousand Dollars ($50,000) on or prior to September 30, 1998, as specified in the Option Agreement.

          At such  time as all  feasibility  studies  and  similar  studies  and reports which are necessary or appropriate for the construction and operation of the manufacturing facilities (and which will be required prior to the receipt of the funds to finance construction of the manufacturing facilities) are completed, NMC has agreed to pay to Negor One Million Dollars ($1,000,000.00) which funds may be contributions to capital and proceeds from one or more borrowing transactions, or either of them. In connection with any and all such borrowing transactions, the acquired claims may be utilized as collateral or otherwise be pledged to enhance the credit of the borrower.

     The Palawan Project. Fenway Resources, Ltd., as a British Columbia corporation, acquired mineral rights to 10,296 hectares in 1992 and mineral rights to 3,200 hectares in 1995 in three (3) contiguous claims on the west central portion of Palawan Island near Scott Point, Municipality of Sofronio Espanola, Palawan, the Philippines. The Company believes Scott Point is a good location because it is a seaward site providing immediate access to marine transport which will allow the Company to transport its products at a low cost to various regional markets in the Philippines and to other regions in Asia.

     The Company believes that these claims have significant reserves of limestone and shale, the two main ingredients for the manufacture of Type 1 (heavy construction quality) Portland cement. The Company retained Kilborn Engineering Pacific Ltd., now known as Kilborn-SNC Lavolin Inc., to prepare a project feasibility study, which was completed in 1995. Management of the Company believes that the study supports the proposed Palawan Project.

     The Palawan Project has been under development for more than five years by the Company, in association with local mining and development interests in Palawan. Explorations by the Philippine Government in 1994 first confirmed the existence of limestone deposits in the central part of the main island of Palawan. The professional feasibility study by Kilborn-SNC Lavolin, Inc. completed for the Company in 1995 concluded that the plant and quarries can be developed in full compliance with environmental regulations in the Philippines and should not have any adverse effect on local communities. Local communities have expressed strong support for the Palawan Project, which the Company believes will stimulate local economic development and employment. Formal application for certification of the Palawan Project has been submitted to the Philippine Department of Environment and Natural Resources. Although the application has not yet been approved, departmental review has been completed.

     In addition to the license application procedures and environmental review process mandated by the Philippine government, the Company has conducted discussions with provincial government officials, with indigenous leaders (specifically, leaders of the Barangay people), and with local landowners who might be affected by the Palawan Project. The Company believes there is local support for the Palawan Project.

     Commercial law in effect on Palawan Island requires the participation of local entities to exploit the island's mineral resources. Two local corporations have been created and formally registered in compliance with local commercial law and securities regulation. The Company owns approximately 40% of Palcan Mining Company ("PMC") which will be responsible for the quarry properties and the production of crushed stone, both graded and blended, for cement plant processing operations. PMC will also be responsible for payments of royalties and fees based on the volumes of quarried stone extracted for cement production. PMC was incorporated in the Republic of the Philippines on August 13, 1998, and has several common directors with the Company. Specifically, Herbert John Wilson, President of the Company, is an incorporator and director of PMC. Arthur Leonard Taylor, Chief Financial Officer, Secretary and a director of the Company, is an incorporator and director of PMC. Rene E. Cristobel and Carlos A. Fernandez, directors of the Company, are also incorporators and directors of PMC. Rene E. Cristobel and Carlos Fernandez each hold 10% or more of the issued and outstanding capital stock of PMC. The Company owns approximately 90% of a second Philippine corporation, Palcan Cement Company ("PCC"), which will own and operate the Palawan cement plant and will be responsible for the marketing and distribution of the Company's products.

     The Company has also continued to assess the market acceptance for products of the proposed Palawan plant within the Philippines and in export markets. The ability to produce cement of high quality and reliable uniformity from local materials is essential to the Company's success and this ability is currently unproven.

     Discussions are currently in progress with several design-build groups to construct and equip the Palawan plant. The Company is negotiating with Krupps-Polysius to provide the cement plant equipment and with Bilfinger & Berger to engineer and construct the Palawan Project. These negotiations have not been concluded and there can be no assurance that either Krupps-Polysius or Bilfinger & Berger will provide equipment or services to the Company.

     The Company has prepared the following schedule for completion of the Negros Project and Palawan Project which includes forward looking statements which estimate the happenings of future events. The actual occurrence of these events may differ materially from those contemplated by this schedule.

         Activity                                            Palawan              Negros
         --------                                            -------              ------
1.       Complete permit application process and ground      01/99-10/99          06/99-02/00
         testing programs

2.       Obtain financing                                    10/99                10/99

3.       Complete land acquisitions for                      09/99-10/99          11/99-12/99
         plant sites; begin development
         of port site

4.       Complete engineering                                09/99-09/00          03/00-03/01

5.       Begin plant construction                            12/99                11/00

6.       Negotiate and execute                               03/00-03/01          01/01-01/02
         sales contracts

7.       Complete plant construction and begin               03/02                12/02
         cement production


     The capital costs of the plants, including the construction of all facilities such as power and ports, are estimated by the Company's engineering consultants to be approximately $260 million for the Negros Project and approximately $380 million for the Palawan Project. To conform to investment guidelines promulgated by the Philippine government, 70% of those capital costs must be financed by loans, including export credits, and 30% must be financed by equity investments.

     The approximately $450 million required in loans may be provided by a consortium of German banks. Krupp-Polysius, one of the world's largest corporations, anticipates supplying the cement plant equipment to both the Negros Project and the Palawan Project and has offered to assist the Company in its loan negotiations with these German banks. The Company anticipates that approximately $190 million may be received from a registered offering of the Company's common or preferred stock, probably through brokerage firms located in New York.

     On August 3, 1999, the Company announced the signing of a Financial Agency Agreement with First Access Financial Group, Inc., international investment bankers ("First Access"). First Access has represented to the Company that it has clients interested in providing funding to the Company's Philippine cement projects. The Financial Agency Agreement between the Company and First Access is not exclusive and the Company is currently negotiating with other parties to finance the Company's proposed commercial grade cement production facilities in the Philippines.

     On August 5, 1999, the Company announced the appointment of Friedhelm Menzel as resident general manager for the Company's Philippine cement projects. Mr. Menzel was educated in Germany, specializing in the study of export marketing and linguistics. Mr. Menzel was export marketing manager for a leading German garment manufacturer from 1962 to 1967, at which time he joined the German-based multinational corporation Krupp-Polysius AG, Germany, as Far East Sales Manager. From 1968 to 1994, Mr. Menzel was employed by Krupp-Polysius in various capacities relating to the manufacture and supply of heavy industrial equipment to clients in India, the middle east and the far east by Krupp-Polysius from its various plants. From 1995 to July 1999, Mr. Menzel was General Manager of Krupp-Polysius's Philippine agent, Marsson Industrial Inc., which specialized in the development and manufacture of cement producing equipment and other heavy industrial equipment and applications.

     Products. The Company is not currently producing any products or supplying any services to any third parties. When, and if, the Company develops and constructs its cement manufacturing facilities, the Company anticipates producing commercial quantities of Portland cement. Portland cement is a finely ground processed material that, when mixed with sand, gravel, water and other minerals, forms concrete. The raw materials, limestone and shale, are mined, crushed, and burned in high-temperature rotary kilns, producing a substance commonly referred to as "clinker". The resulting clinker is then finely ground with small amounts of gypsum to produce Portland cement. From the Palawan Project, the Company anticipates producing 2.5 million metric tonnes of Portland cement per year.

     The products of the Company may be subject to numerous foreign government standards and regulations that are continually being amended. Although the Company will endeavor to satisfy foreign technical and regulatory standards, there can be no assurance that the products of the Company will comply with foreign government standards and regulations, or changes thereto, or that it will be cost effective for the Company to redesign its products to comply with such standards or regulations. The inability of the Company to design or redesign products to comply with foreign standards could have a material adverse effect on the Company's business, financial condition and results of operations.

     Marketing and Sales. The Company anticipates that all revenues from the sale of the Company's products will be derived from customers located outside the United States. To support its overseas customers, the Company anticipates operating offices outside the continental United States. There can be no assurance that the Company will be able to manage these operations effectively or that the Company will be able to compete successfully in international markets or satisfy the service and support requirements of its customers. In addition, a significant portion of the Company's sales and operations are subject to significant risks, including tariffs and other trade barriers, difficulties in staffing and managing foreign subsidiary and branch operations, currency exchange risks and exchange controls, potentially adverse tax consequences, and the possibility of difficulty in accounts receivable collection. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company anticipates that initially the Portland cement produced by the Negros and Palawan Projects will be marketed exclusively in the Philippines, with expanded capacity providing cement to foreign markets, such as Japan, South Korea, Thailand, Malaysia, Singapore, Taiwan, Vietnam and Indonesia (collectively, the "Target Countries"). Nearby Asian export markets for cement products have a current volume exceeding 90 million tonnes per year moving in trade. Entities that have previously taken most Philippine cement exports have been countries bordering the South China Sea, those close to the Malacca Straits and other countries in the South Asia Sub-Continent.

     The strategy of the Company for growth is substantially dependent upon its ability to market and distribute products successfully. Other companies, including those with substantially greater financial, marketing and sales resources, compete with the Company, and have the advantage of marketing existing products with existing production and distribution facilities. There can be no assurance that the Company will be able to market and distribute products on acceptable terms, or at all. Failure of the Company to market its products successfully could have a material adverse effect on the Company's business, financial conditions or results of operations.

     The Company anticipates that the construction industries in the Target Countries will experience positive growth, ranging from modest growth expected for Japan, to more significant growth anticipated in the lesser developed countries, such as Vietnam, Thailand, the Philippines and Indonesia. The location of the Palawan and the Negros Projects provides easy access to the Target Countries.

     Raw Materials. For the Palawan Project, the Company has acquired mineral rights to 13,496 hectares in three contiguous claims on the west central portion of the Palawan Island near Scott Point. The claims are underlain by significant reserves of limestone and shale, the two main ingredients for the manufacture of Type I Portland cement. Chemical analysis by the Philippine Bureau of Mines and Geosciences, Technical Services Division, indicates that the site of the Palawan Project contains commercial quantities of these raw materials.

     The Negor Corporation (in which the Company holds a 90% equity interest) has mineral claims on the island of Negros Oriental in the Philippines, which include significant reserves of limestone and shale suitable for the manufacture of Portland cement. Limestone mineral claims lie near the coastal towns of Guihulngan and

La Libertad on the island of Negros Oriental. Geological studies suggest that the raw resources on those claims could sustain significant cement manufacturing operations. The Company has received an Environmental Compliance Certificate and has entered into the Mineral Production Sharing Agreement required by the Philippine government for all mining projects in the Philippines before mining operations can proceed.

     Distribution and Transportation. Distribution in the cement industry is typically conducted using agency contracts. The agent accepts product in bulk or bagged from the plant at a specified price. The agent then takes responsibility for marketing within the region(s) served; for transport and delivery to customers; and for selling to large-volume customers, retailers or intermediate wholesalers. The agent marks up the price to cover all costs of distribution. The final price to consumers at retail accommodates markups as appropriate in the distribution process. An allowance is included in the markup applied at each step as profit for product handling and sale.

     The Palawan plant will adopt the customary methods typically used in the Philippines for distribution of cement products, with the following variations:

     1. As the Palawan plant will ship to markets in different countries, not one but several distribution agencies probably will be utilized.

     2. Shipments of bagged or bulk product by truck will be for the emerging market on Palawan.

     3. Most products will be shipped from the Palawan plant in bulk by sea to reach the Target Countries.

     4. Transfer of Palawan product from vessels, bulk storage, bagging (as needed)and distribution by truck will occur within regional markets in the Target Countries.

     5. Intra-regional transportation to customers will be minimized by the locations of regional facilities for the receipt and handling of Palawan plant products.

     Costs of the first water crossing from Palawan to Philippine markets will be less than typical costs associated with the transport of equivalent tonnage in bulk by truck from competing plants. Overall, the Company believes that the costs of product distribution to Philippine regional markets from the new plant in Palawan pursuant to agency contracts will be equivalent to similar costs for competing plants serving the same markets. If necessary to assure entry to Philippine regional markets, all or part of the costs of the initial water crossing can be absorbed at the Palawan plant by adjusting the price for product placed to agents for distribution. Given the cost advantages of marine transport, this will not be necessary as a general condition, but can be done where and as needed in special situations.

     The Palawan plant is ideally located for export of cement products to regional markets in the Target Countries. Export sales will be developed and sustained from the Palawan plant, as a means of broadening market presence, preserving high utilization of plant assets and pursuing the best combination of available customer relationships and opportunities for product sales and profits. Direct relationships with large-volume customers and distribution relationships with importers will be established in receptive countries, to assure that export options remain available for the Palawan plant at all times.

     The Company believes that it can provide its products to markets in the Target Countries, subject to import barriers. Overt barriers have not been present in the countries where Philippine cement has been accepted in the past, and import duties in these and other locations continue to decline. Additional liberalization of trade in East and South Asia may expand opportunities for general acceptance of products from the Palawan plant. If necessary in particular situations, entry may be eased by adjusting prices to absorb some of the costs of marine transport and import costs. Although not necessary as a general condition, some absorption of transport costs has been assumed to apply, for purposes of project valuation, to all products shipped from Palawan.

     Employees. The Company currently has eight full-time employees, three of whom are salaried. Management of the Company anticipates using consultants for business, accounting, engineering, and legal services on an as-needed basis. Management has senior company experience in mine management, mineral processing, engineering, construction, administration, and marketing. All members of management have held senior positions in international companies or organizations.

     Competition.  As a result of the lack of  product  differentiation  and the
commodity  nature  of  cement,   the  cement  industry  is  quite   competitive.
Competition is based generally on price and, to a lesser extent, quality and service. The Company may compete with national, international and regional cement producers in its target markets. Many of the Company's competitors are larger and have significantly greater resources than the Company. The prices that the Company charges its customers probably won't be materially different from the prices charged by other cement producers in the same markets. Accordingly, profitability in the cement industry is generally dependent on the level of cement demand and on a cement producer's ability to contain operating costs. Prices are subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond the Company's control. There can be no assurance that prices will not decline in the future or that such declines will not have a material adverse effect on the Company's financial condition or results of operations.

     The Company's anticipated cost per tonne of production will be directly related to the number of tonnes of cement manufactured; and decreases in production will increase the Company's fixed cost per tonne. Equipment utilization percentages can vary from year to year based upon demand for the Company's products or as a result of equipment failure. Much of the Company's anticipated manufacturing equipment requires significant time to replace and is very costly to replace or repair. Although the Company will attempt to maintain sufficient spare parts to avoid long periods of shutdown in the event of equipment failure, there can be no assurance such shutdowns can be avoided.

     Compliance with Environmental Laws. The proposed site for the Palawan Project is near the ancestral lands of a Filipino indigenous people. These lands may contain a portion of the Company's mineral claims. The risk of accidental contamination or injury to indigenous peoples from hazardous materials cannot be completely eliminated. In the event of such an accident, the Company, or any successor-in-interest, could be held liable for any damages that result and any such liability could exceed the financial resources of the Company. In addition, there can be no assurance that in the future the Company will not be required to incur significant costs to comply with environmental laws and regulations relating to hazardous materials. There can be no assurance that the Company will not be required to incur significant costs to comply with current or future environmental laws and regulations nor that the operations, business or assets of the Company will not be materially or adversely affected by current or future environmental laws or regulations; provided, however, that the Company has retained SNC Lavalin, a Canadian firm, and GAIA, Inc., a Philippine firm, to prepare and file the requisite environmental impact statements necessary for the Company to receive its Environmental Compliance Certificate for the Palawan Project (an Environmental Compliance Certificate has already been issued for the Negros Project).

     The Company's management believes that both the Palawan Project and the Negros Project can operate cleanly and without significant pollution in an environmentally safe manner. However, certain environmental consequences associated with mining are unavoidable. The primary environmental damage from the mineral industry occurs during the extraction of raw materials, which requires large amounts of water and energy. The Company believes that with the utilization of modern technology and careful planning it can significantly reduce the environmental impact of the manufacturing of cement. As the Company is not presently manufacturing any products, management of the Company believes the Company will not have any significant material expenditures in the next fiscal year related to the cost of compliance with applicable environmental laws, rules and regulations. However, at some time in the future, the Company's operations may involve the controlled use of hazardous materials. As a result, the Company may be subject to various laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. The Company cannot presently estimate the potential costs of complying with the applicable foreign environmental laws.

     Reports to Security Holders. The Company will provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The Company currently maintains its own Internet address at http://www.fenwayintl.com.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     The following information specifies forward-looking statements of management of the Company. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "could", "expect", "estimate", "anticipate", "probable", "possible", "should", "continue", or similar terms, variations of those terms or the negative of those terms. Actual results may differ materially from those contemplated by the forward-looking statements.

     The Company presently anticipates that initial construction on the Palawan Project will begin in 1999, with production of cement beginning in 2002. The Palawan Project, if completed pursuant to the Company's current schedule, will be the only cement manufacturing facility on Palawan Island. The Company anticipates that the Negros Project will consist of a cement producing facility capable of producing 1.5 million tonnes per year of Portland cement with expansion capacity to 3 million tonnes per year. The Company has solicited and received bids for an exploratory drilling program, pursuant to which the Company hopes to confirm the extent of limestone reserves on Negor Corporation's Negros Oriental Province mineral claims in the central islands of the Philippines. On June 9, 1999, the Company announced that it had signed a contract with Roctest Machinery and Drilling Corporation to core drill 2,000 meters for test sampling of the limestone deposits at the Negros Project. The core drilling will commence as soon as the Company obtains the necessary regional work licenses and permits.

     The business of the Company will expose it to potential product liability risks that are inherent in the development, mining, manufacturing and marketing of cement products. The Company does not currently require product liability insurance, and, when and if the Company begins operations which make such insurance necessary, there can be no assurance that the Company will be able to obtain or maintain such insurance on acceptable terms or, if obtained, that such insurance will provide adequate coverage against potential liabilities. The Company has an inherent business risk of exposure to product liability and other claims in the event that the development or use of its product is alleged to have resulted in adverse consequences. Such risk exists even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. There can be no assurance that the Company will avoid significant product liability exposure. There can be no assurance that insurance will be available in the future on commercially reasonable terms, or at all, or that such insurance will be adequate to pay potential product liability claims or that a loss of insurance coverage or the assertion of product liability claims would not materially adversely affect the Company's business, financial condition and results of operations. Although the Company has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that the Company will avoid significant liability exposure. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential liability claims could prevent or inhibit the commercialization of products developed by the Company. A product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes, however, that such insurance will be available at commercially reasonable rates.

     Foreign Currencies. Currency risks and fluctuations in exchange rates are an important consideration for lenders and investors. The Company anticipates that many of its transactions will involve the use of the Philippine Peso, the official currency of the Philippines. In 1998, the Philippine Peso was volatile, as were the currencies of the Target Countries. From January to June, 1999, the Philippine Peso and the currencies of the Target Countries have strengthened considerably in comparison to 1998. Even if the Company is able to obtain all funds necessary to finance the development and operation of the Palawan Project and the Negros Project, and a commercially viable amount of Portland cement can be produced, there can be no assurance that foreign currencies and exchange rates will remain stable and that the Company will be profitable. The exchange rates of the Philippine Peso and the currencies of the Target Countries could have a material adverse effect on the Company's business, financial position and results of operation.

     Liquidity and Capital Resources. At December 31, 1998, the Company had cash resources of $11,583; accounts receivable of $12,234; and a loan receivable of $85,211. Employment agreements with H. John Wilson and A. Leonard Taylor obligate the Company to payments of $5,850 per month; $3,250 to Mr. Wilson and $2,600 to Mr. Taylor. Employment agreements with R. George Muscroft and Laurie Maranda obligate the Company to payments of $6,500 per quarter; $3,250 to Mr. Muscroft and $3,250 to Mr. Maranda. The cash and equivalents constitute the Company's present internal sources of liquidity. Because the Company is not generating any revenues at this time from its operations, the Company's only external source of liquidity is the sale of its capital stock. The Company is attempting to acquire funding for both the Palawan Project and the Negros Project from German financial institutions with assistance from Marsson Industrial Corporation, which is the Philippine affiliate of Krupp-Polysius, a German machinery manufacturing, engineering, trading and financial services company. Krupp-Polysius has agreed to help the Company arrange the export credits and the required loan guaranties for the $450 million total of loans required for both projects.

     Results of Operations. The Company has not yet realized any revenue from operations.

     Manufacturing the Company's Products. The Company's present business plan, which is subject to the availability of financing, weather conditions, the political climate in the Philippines, and other factors beyond the Company's control, anticipates the completion of construction of both the Palawan Project and the Negros Project in or before the year 2002. Assuming completion of the two facilities, the Company may be the largest manufacturer of cement in the Philippines.

Item 3. Description of Property

Property held by the Company. As of December 31, 1998, the Company held the following property:

================================================================================
                                 Property
                                 --------
                                                                    December 31,
                                                                       1998
--------------------------------------------------------------------------------

Cash and equivalents                                                  $   11,583
--------------------------------------------------------------------------------
Advance Royalty Payments                                              $  160,813
--------------------------------------------------------------------------------
Project Investments                                                   $2,685,687
--------------------------------------------------------------------------------
Property and Equipment (consists of office equipment and
computers, less accumulated depreciation)
                                                                      $    6,399
================================================================================

     The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased.

     Property and equipment are specified at cost. Major renewals and improvements are charged to the asset accounts, while replacements, maintenance and repairs, which do not improve or extend the lives of respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the assets and related depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

     The Company depreciates its property and equipment for financial reporting purposes using the accelerated method based upon an estimated useful life of 5 years.

The components of the property and equipment are as follows:

     Office equipment                                               $ 6,189
     Computers                                                        5,360
                                                                    -------

              Total cost                                             11,549

     Less accumulated depreciation                                    5,150
                                                                    -------
     Total property and equipment                                   $ 6,399
                                                                    -------

The Company is leasing office facilities in Vancouver, British Columbia, Canada and Manila, Philippines. The Company's Vancouver office has a 5 year lease which expires on February 28, 2001, with a monthly rental of $308 plus occupancy costs. The Company's Manila office has a 5 year lease which expires on April 30, 2002, with a monthly rental of $1,754 plus occupancy costs. The rent expense for the year ended December 31, 1998, was $11,085. An escalation clause provides that future minimum yearly lease payments, which are:

     December 31, 1999                                              $24,744
     December 31, 2000                                               24,744
     December 31, 2001                                               23,204
     December 31, 2002                                                7,538
                                                                    -------
                                                                    $80,230
                                                                    -------

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table specifies the amount of the Company's shares of $.001 par value common stock and the amount of options to purchase the Company's shares of $.001 par value common stock that each executive officer and director hold, rounded to the nearest 1/10 of 1%.

                                                                   Amount and
                                    Name and Address               Nature of                          Percent of
         Title of Class             of Beneficial Owner            Beneficial Owner                   Class
         --------------             -------------------            ----------------                   ----------
         Options to ***             H. John Wilson                     500,000                           *2.6%
         Purchase Common            574 Clearwater Way                 President
         Stock at $3.00             Coquitlam, B.C. V3C 5W3            Director


         Options to ***             A. Leonard Taylor                  500,000                            *2.6%
         Purchase Common            63 Chadwick Road                   Chief Executive Officer
         Stock at $3.00             R.R.#6, Site 19, C27               Secretary
                                    Gibsons, B.C. V0N 1V0              Director

         Options to ***             Laurie Maranda                     300,000                            *1.5%
         Purchase Common            #58-5531 Cornwall Dr.              Vice President
         Stock at $3.00             Richmond, B.C. V7C 5N7             Director
                                    [also owns 5,000 shares of
                                    common stock]

         Options to ***             R. George Muscroft                 300,000                            *1.5%
         Purchase Common            13339 14A Avenue                   Vice President
         Stock at $3.00             Surrey, B.C. V4A 6H6               Director

         Options to ***             Rene Cristobel                     200,000                            *1.0%
         Purchase Common            15 Sto. Domingo St.                Director
         Stock at $3.00             Urdaneta Village
                                    Makati City, Philippines

         Options to ***             Dr. Carlos A. Fernandez            200,000                             *1.0%
         Purchase Common            59 Caimito Road                    Director
         Stock at $3.00             Mapayapa Village
                                    Quezon City, Philippines

         Common Stock               Raghbir Kahbra                     2,000,000**                         10.3%
                                    13911 N.W. 21st Avenue             Director
                                    Vancouver, Washington 98685

         Common Stock               All officers and directors         4,005,000                          *20.7%
                                    as a group

*    Percent of common stock held if all options are exercised.

**   Issued May 29, 1998, for a total consideration of $20,000

*** All options expire July 4, 2004, and are exercisable at any time at the discretion of the holder.

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:



================================================================================
Name                          Age      Position
--------------------------------------------------------------------------------
Herbert John Wilson           58       President, Director
--------------------------------------------------------------------------------
Arthur Leonard Taylor         69       Chief Financial Officer,
                                        Secretary and Director
--------------------------------------------------------------------------------
Laurie Maranda                62       Vice President, Director
--------------------------------------------------------------------------------
Robert George Muscroft        70       Vice President, Director
--------------------------------------------------------------------------------
Rene E. Cristobel             63       Director
--------------------------------------------------------------------------------
Dr. Carlos A. Fernandez       58       Director
--------------------------------------------------------------------------------
Raghbir Kahbra                54       Director
================================================================================

     Herbert John Wilson is the President and a director of the Company. Mr. Wilson graduated from the University of British Columbia in 1962 with a Bachelor of Science degree in Chemistry. Beginning in 1962, Mr. Wilson worked for the Government of Canada Soil Survey Division as an assistant Soil Surveyor and Chemist. In 1963, Mr. Wilson accepted a position with MacMillan Bloedel Ltd., Port Alberni Pulp and Paper Division, as an Industrial Chemist. In 1964, Mr. Wilson enrolled in the graduate studies program at the University of British Columbia, where he studied soil science and plant physiology. From 1965 to 1973, Mr. Wilson was employed by Placer Development Ltd., as the Chief Geochemist. In 1973, Mr. Wilson began working for Hallmark Resources Ltd. and Ramm Venture Corporation as Chairperson and Managing Director, respectively. He was also the mine manager for Hallmark's quarry and gold prospect at Bullhead City, Arizona and Cronin Mine at Smithers in British Columbia. Mr. Wilson became President and a director of Ramm Venture Corporation in 1987 and was responsible for acquisition and development of silver, zinc and copper prospects in Houston and British Columbia. Mr. Wilson was the Chief Executive Officer and a director of Fenway Resources Ltd. , a British Columbia corporation, from June 1, 1990, until the assets of that corporation were acquired by the Company.

     Arthur Leonard Taylor is the Secretary, a Vice President and a director of the Company. In 1952, Mr. Taylor became a Chartered Accountant in the Province of British Columbia with Price Waterhouse. In 1954, he enrolled in the Executive Development Program at the University of British Columbia. From 1952 to 1957, Mr. Taylor worked as a Staff Accountant with Scott Paper Inc. in Philadelphia. He then became the Senior Financial Analyst for MacMillan Bloedel. In 1960, Mr. Taylor became the Vice President of Operations for

McDonald's Drive-In Restaurants. From 1963 to 1971, Mr. Taylor was the Executive Vice President and General Manager of Burke's World-Wide Travel Ltd. From 1973 to 1981, he worked for Global Travel Computer Ltd., as Vice President. In 1981, Mr. Taylor accepted a position as a Consultant for Ramm Venture Corporation and Hallmark Resources Inc. In 1983, he became Vice President and Director of Franchising for Marlin Travel in Vancouver, British Columbia. Mr. Taylor was the President of Alliance of Canadian Travel Associations from 1991 to 1992, then became President of the Universal Federation of Travel Agents Association. Mr. Taylor was the Secretary, a Vice President and a director of Fenway Resources Ltd., a British Columbia corporation, from February 10, 1992 until the assets of that corporation were acquired by the Company. Mr. Taylor is currently the President of Ramm Venture Corporation.

     Robert George Muscroft is a Vice President and a director of the Company. Mr. Muscroft holds a Bachelor of Science degree in Mining Engineering from the University of Toronto. Mr. Muscroft currently holds professional affiliations with the Association of Professional Engineers in British Columbia, the Association of Professional Engineers in Ontario and the Canadian Institute of Mining and Metallurgy. Mr. Muscroft worked for Steep Rock Iron Mines in 1953 as a Junior Engineer. In 1954, he became the Shift Boss for United Keno Hill Mines in the Yukon Territory. In 1968, he accepted a position as Project Manager of Cerro's Pine Bay Mine in Flin Flon, Manitoba. From there, he became the General Superintendent of Patino's Copper Rand Mine in 1969. From 1970 to 1975, he managed the Manitou Barvue Mines and from 1975 to 1977 he managed Kerr Addison's Agnew Lake Mine. From 1978 to 1979, Mr. Muscroft worked as Project Engineer for Ontario Hydro. From 1979 to 1982, he was the Senior Project Engineer for Placer Development Corporation. In 1982, he accepted a position as the Senior Mining Engineer for the Government of the Northwest Territories. From 1984 to 1995, Mr. Muscroft worked as an Independent Consulting Engineer for Fenway Resources Ltd., a British Columbia corporation. He also later assumed a position as a director of that corporation on September 6, 1991.

     Laurie G. Maranda is currently Vice President and a director of the Company. Mr. Maranda graduated in 1956 from the University of British Columbia with a Bachelor of Applied Science degree. He received a Master of Arts in Science from Stanford University in 1956. Mr. Maranda holds the following professional affiliations: Registered Professional Engineer (British Columbia and the Yukon); member of the American Concrete Institute; member of the American Society of Civil Engineers; member of the Post Tensioned Concrete Institute; member of the Engineering Institute of Canada; past member of the Concrete Code Committee CAN3- A23.3-M77; past Chairperson of the B.C. Consulting Engineers Association; past Chairperson of the A.P.E.B.C. Building Code Committee; past Chairperson of the Richmond Advisory Design Panel; past Board Member of the Association of Consulting Engineers of Canada; and past Chairperson of the A.P.E.B.C. Committee on Liability. From 1957 to 1995, Mr. Maranda worked for the Vancouver Consulting Engineering Company of Choukalos Woodburn McKenzie Maranda Ltd. From 1967 to 1995, Mr. Maranda was a Partner with Woodburn McKenzie Maranda Ltd. In 1995, Mr. Maranda retired, but remained as a consultant with his former company. He also began working with Fenway Resources Ltd., a British Columbia corporation, as a consultant at that time. He became a director of Fenway Resources Ltd., a British Columbia corporation, on February 4, 1991.

     Rene E. Cristobel is a director of the Company. Mr. Cristobel graduated from the University of the East with a Bachelor of Science in Business Administration. He later earned a Master of Arts in Economics at the University of the East Graduate School in 1957. Mr. Cristobel is the current President of Trans-Orient Overseas Contractors, Inc. as well as current President of Manpower Resources of Asia, Inc., and Sealanes Marine Services, Inc. He is the vice president and founder of the Philippine Association of Manpower Agencies. He is also a director of Overseas Contractors Association of the Philippines and a member of the Philippine Association of Service Exporters, Inc. Mr. Cristobel is the Chairman of the Manpower Services Committee of the Philippine Chamber of Commerce and Industry. Mr. Cristobel currently serves as Governor of the Employers' Confederation of the Philippines and vice president of the Employment and Sustainable

Development Division. He is the current vice chairman of the Bagong Bayani Foundation, Inc. Mr. Cristobel was honored by the POEA as the "Top Performance Awardee" for 1984, 1985, and 1986 and his name currently resides in that organization's Hall of Fame. Moreover, he was honored by Central Bank as the "Top Foreign Exchange Earner Awardee" in 1984. Mr. Cristobel is also active in the International Labor Organization ("ILO") and non-government organizations in labor migration. As such, he has been not only a participant but also a consultant in the following symposiums sponsored by the ILO: Intercountry Programme on Overseas Employment Administration Training in Manila; Standardization of Job Classification for Overseas Employment; Labour Migration in Bangkok; Return Migration in Pakistan; Employers' Confederation of the Philippines in Geneva; Rehabilitation of Sri Lankan Returnees of the Kuwait War in Sri Lanka; and Association of General Contractors of Finland. He became a director of Fenway Resources Ltd., a British Columbia corporation, on October 8, 1997.

     Carlos A. Fernandez is a director of the Company. Mr. Fernandez earned a Bachelor of Political Science, History and Government from the Philippine Normal College in 1960 and a Master of Arts in Anthropology and Sociology from Ateneo de Manila in 1967. In 1969, he enrolled in the University of California and graduated in 1969 with a Master of Arts in Social Anthropology. Dr. Fernandez completed his doctoral studies in 1974 in Social Anthropology. He then received a Master of Science in Rural Policy and Regional Planning from the Institute of Social Studies, The Hague, Netherlands. His fellowships for post graduate work include: Small Holder Agriculture and Food Security, University of Paris, Sorbonne, 1996; Rural Policy of the Year 2000, Land Reform Training Institute, Taiwan 1993; Highland Agricultural Policy and Plans, International Center for Mountain Development, Nepal 1990; Managing Farming Systems Research, University of Florida 1989; Museology, City Museum of Venice (1978); and Mexico Museum of Anthropology, 1986. In addition to the above, Dr. Fernandez has chaired numerous committees on agricultural and development programs including: 1996 Planning Adviser for the Livelihood Components Banati Say Conservation and Rehabilitation Joint Project of 3 Municipalities of Iloilo; 1996 Chairman of the Oversight Committee for the Mt. Apo National Park And Interagency Technical Study and Policy Team of Mt. Apo National Park, organized by the Southern Mindanao Regional Agriculture Program, Davao City (1991-1996); 1996 Planning Adviser to the Sarangani Provincial government Regional Museum for Culture and Natural Heritage, Alabel, Sarangani Province; 1996 Planning and Social Development Specialist Advisor for the Mangrove and Coastal Marine Ecosystem: The Case of Bohol Small Island Ecosystem Project, European Union, Pitogo, Tagbilaran, Bohol; and 1996 Planning Specialist/Advisor to the Mangrove Project Small Islands Ecosystems Project-European Union, Guirnaras. Dr. Fernandez has written papers on Anthropology and Sociology and on Rural and Regional Planning. He has participated in and conducted numerous training and educational programs, mostly in his specialties of agriculture, anthropology and rural planning. Dr. Fernandez has been previously associated with various regional centers and government departments (including an eight year tenure as Undersecretary to the Department of Agriculture). He served in government for 25 years and represented the Philippines as Chief of Mission in the ASEAN, UN-FAO and the Non-Aligned Movement. Over the past year, Dr. Fernandez has taken an active role in assisting both the Company and governmental agencies to provide food, seed, fertilizer and hand tools to the tribes-people in the region of Southern Palawan, particularly in the area where the Palawan Cement Project proponents operate. He became a director of Fenway Resources Ltd., a British Columbia corporation, on January 22, 1998.

     Raghbir Kahbra is a director of the Company. Mr. Kahbra graduated from Panjab University in Chandigarh, India with a Bachelor of Science in Combined Sciences. He also attended the Control Data Institute in Frankfurt, Germany studying Computer Technology, and the West Midland School of Business Studies in Wolverhampton, England, where he studied business. From 1972 to 1974, he worked for A.G. Frankfurt Airport in Frankfurt, Germany as a computer technician. From 1974 to 1978, Mr. Kahbra worked for the National Chemsearch U.K. Ltd., in West Bromwich, England as an analyst and programmer. From 1978 to 1981, he worked for Birmid Qualcast Foundries Ltd., in Smethwick, England as a senior systems analyst. Mr. Kahbra worked for First Interstate Bank of Oregon in Portland, Oregon from 1981 to 1989 as a project manager. In 1989, Mr. Kahbra became a technical consultant for Security Pacific Automation Company in Seattle, Washington, where he managed and facilitated the design, development and utilization of state-of-the-art business focused software. In 1992 Mr. Kahbra became senior project analyst for Seafirst Bank in Seattle, Washington, where he researched and re-engineered existing business processes and managed new software implementation. Currently, Mr. Kahbra is employed by Standard Insurance Company in Portland, Oregon as a senior project leader. His areas of expertise include Project Management; Analysis and Design, Enterprise Modeling; Methodology Development; and Business Process Re-engineering.

     None of the above listed individuals share any familial relationship. Other than the persons specified above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company.
All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Board of Directors.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

     Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.


================================================================================
Name of individual or        Capacities in which                 Aggregate
Identity of Group            Remuneration was received           Remuneration
--------------------------------------------------------------------------------
Herbert John Wilson          President                           $39,000
--------------------------------------------------------------------------------
Arthur Leonard Taylor        Chief Financial Officer             $31,000
--------------------------------------------------------------------------------
Laurie Maranda               Vice President                      $13,000
--------------------------------------------------------------------------------
Robert George Muscroft       Vice President                      $13,000
================================================================================

     Other than as set forth under the heading "Employment Agreements" below, there is no arrangement for compensation of the named Executive officers or directors of the Company in the event of termination of employment, changes in responsibilities and/or employment contracts, or in the event of change of control of the Company.

     Employment Agreements. On September 1, 1995, Fenway Resources Ltd., a British Columbia corporation, entered into an employment agreement, with a term expiring August 31, 2000, with H. John Wilson (the "Wilson Agreement"), pursuant to which Mr. Wilson agreed to act as the President and Chief Executive Officer of that corporation. The Wilson Agreement was assumed by the Company and is renewable by mutual consent of the parties for successive five (5) year periods.

     Pursuant to the terms of the Wilson Agreement, Mr. Wilson is entitled to compensation in the amount of $400,000 per year, commencing September 1, 1995. Despite the terms of the Wilson Agreement, Mr. Wilson has only received $3,250 per month from the Company and has agreed to defer all other compensation payable to him until the Company's board of directors deems it appropriate to pay Mr. Wilson the full amount of the compensation and benefits required pursuant to the Wilson Agreement.

     Mr. Wilson is also entitled to reimbursement for out-of-pocket expenses and rights and benefits pursuant to any profit sharing, deferred compensation, stock appreciation rights, stock option or other plans or programs adopted by the Company, if any, comparable to rights and benefits pursuant to such plans and programs as are customarily granted to persons holding similar positions as that held by Mr. Wilson or performing duties similar to those performed by him in corporations of similar size that carry on a similar type of business as that carried on by the Company.

     On September 1, 1995, Fenway Resources Ltd., a British Columbia corporation, entered into an employment agreement with A. Leonard Taylor (the "Taylor Agreement"), pursuant to which Mr. Taylor agreed to act as that corporation's Secretary and Chief Financial Officer. The Taylor Agreement was assumed by the Company and is substantially the same as the Wilson Agreement.

     Pursuant to the terms of the Taylor Agreement, Mr. Taylor is entitled to compensation in the amount of $300,000 per year, commencing September 1, 1995. Despite the terms of the Taylor Agreement, Mr. Taylor has only received $2,600 per month from the Company and has agreed to defer all other compensation payable to him until the Company's board of directors deems it appropriate to pay Mr. Taylor the full amount of the compensation and benefits required pursuant to the Taylor Agreement.

     On February 1, 1996, Fenway Resources Ltd., a British Columbia corporation, entered into an employment agreement with Laurie G. Maranda (the "Maranda Agreement"), pursuant to which Mr. Maranda agreed to act as that corporation's Project Manager, Quarrying and Production. The Maranda Agreement was assumed by the Company and is substantially the same as the Wilson Agreement.

     Pursuant to the terms of the Maranda Agreement, Mr. Maranda is entitled to compensation in the amount of $200,000 per year, commencing February 1, 1996. Despite the terms of the Maranda Agreement, Mr. Maranda has only received $3,250 per month from the Company and has agreed to defer all other compensation payable to him until the Company's board of directors deems it appropriate to pay Mr. Maranda the full amount of the compensation and benefits required pursuant to the Maranda Agreement.

     On February 1, 1996, Fenway Resources Ltd., a British Columbia corporation, entered into an employment agreement with R. George Muscroft (the "Muscroft Agreement"), pursuant to which Mr. Muscroft agreed to act as that corporation's Project Manager, Port and Power. The Muscroft Agreement was assumed by the Company and is substantially the same as the Wilson agreement.

     Pursuant to the terms of the Muscroft Agreement, Mr. Muscroft is entitled to compensation in the amount of $200,000 per year, commencing September 1, 1995. Despite the terms of the Muscroft Agreement, Mr. Muscroft has only received $3,250 per month from the Company and has agreed to defer all other compensation payable to him until the Company's board of directors deems it appropriate to pay Mr. Maranda the full amount of the compensation and benefits required pursuant to the Maranda Agreement.

     Director's Compensation. For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's directors for acting in their capacity as such; and

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's directors for acting in their capacity as such.

Item  7. Certain Relationships and Related Transactions

     Transactions with Promoters. Brockington Securities is the market maker for the Company. Brockington Securities has not received any shares of common stock of the Company for its services provided to the Company.

     Transactions with Related Parties. On or about August 10, 1998, the Company purchased the assets of Fenway Resources, Ltd., a British Columbia corporation, which had redomiciled to Delaware. Thereafter, the Company issued 7,644,067 shares of its common stock for the assets acquired. It is anticipated that Fenway Resources, Ltd. will wind up and dissolve and those shares of the Company's common stock will be distributed, pro rata, to the shareholders of Fenway Resources, Ltd. at such time as the appropriate registration statement is effective with the Securities and Exchange Commission.

     Rene Cristobel, Carlos Fernandez, Laurie Maranda, R. George Muscroft, Milton Schlesinger, A. Leonard Taylor, and H. John Wilson were directors of Fenway Resources, Ltd. at the time of the acquisition, with A. Leonard Taylor serving as the Secretary and Chief Financial Officer and H. John Wilson serving as the President and Chief Executive Officer of Fenway Resources, Ltd.

     The Option Agreement which the Company entered into with Negor Corporation, a Philippine corporation, in which the Company holds a 90% equity interest, provides for, among other things, payment of $50,000 at the date of signing that agreement and an additional $50,000 payment no later than September 30, 1998, both of which payments were made. Additional terms and conditions of the Option Agreement are specified at Page 3 of this Registration Statement under the caption entitled The Negros Project. Negor Corporation had no prior affiliations with the Company and does not share any common management with the Company.

     On February 1, 1996, the Company entered into employment agreements with R. George Muscroft and Laurie Maranda, former directors of Fenway Resources, Ltd. and present officers and directors of the Company. The employment agreement with Mr. Muscroft was assumed by the Company and provides for, among other things, the payment by the Company to Mr. Muscroft of $3,250, payable quarterly. The employment agreement with Mr. Maranda was assumed by the Company and provides for, among other things, the payment by the Company to Mr. Maranda of $3,250 payable quarterly. These employment agreements supersede all previous consulting agreements and are attached hereto as exhibits.

     Palcan Mining Corporation ("PMC"), was incorporated in the Republic of the Philippines on August 13, 1998, and has several common directors with the Company. Specifically, Herbert John Wilson, President of the Company, is an incorporator and director of PMC. Arthur Leonard Taylor, Chief Financial
Officer, Secretary and a director of the Company, is an incorporator and director of PMC. Rene E. Cristobel and Carlos A. Fernandez, directors of the Company, are also incorporators and directors of PMC. Rene E. Cristobel is also the President of PMC and owns 20% of the issued and outstanding shares of common stock of PMC which will be voted in favor of the Company. Fenway Resources Ltd. paid 398,000 Philippine Pesos for 398 shares of PMC which equals 39.8% of the issued and outstanding shares of common stock of PMC.

     The primary purpose of PMC is to hold the mineral claims of Central Palawan Mining & Industrial Corp. ("CPMIC"), Palawan Star Mining Ventures Inc. ("PSMVI") and Pyramid Hill Mining & Industrial Corp. ("PHMIC"), their respective Mineral Production Sharing Agreements (MPSA), Environmental Compliance Certificates
(ECC), quarry shale and limestone, and any other commercial minerals found on these claims. Moreover, PMC shall buy, sell, exchange or otherwise produce and deal in all kinds of minerals, as well as purchase, lease, option, locate or otherwise acquire, own, exchange, sell, assign or contract out the property and the operation of the property; or otherwise dispose of, pledge, mortgage, deed in trust, hypothecate and deal in mining claims, land related to production from the mining claims, timber lands, water, and water rights and other property, both real and personal.

     The Company lent $80,000 to CPMIC, PSMVI and PHMIC on September 6, 1995. This loan accrues interest at 7% per annum from the date of signing until repaid in full. The loan is repayable out of future royalty payments due to CPMIC after the start-up of operations. The balance of the loan presently totals $86,611.

     By letter amendment agreement dated March 21, 1997, all prior agreements between successors-in-interests to the Company and CPMIC, PSMVI, and PHMIC were amended to provide, among other things, that (i) a Joint Venture Mining Company ("JVMC") would be established; (ii) CPMIC, PSMVI and PHMIC (collectively, the "Consortium") would not have any equity interest in the JVMC, and each member would assign and waive all right to own and subscribe to the shares of the JVMC;
(iii) 10% of the net profits of the JVMC would be paid to the Consortium as consideration for the transfer of their respective interests in each of the properties, including the mining claims; (iv) royalty payments applicable to raw materials quarried or mined from property belonging individually to CPMIC, PSMVI and PHMIC would be waived and surrendered by each member of the Consortium in favor of the Consortium; and (v) the properties, consisting of mining claims, the Mineral Production Sharing Agreement, the Environmental Compliance Certificate, and all rights, title and interest thereto, would be transferred by each member of the Consortium to the JVMC.

     The Company has also agreed to pay the Consortium $100,000 as an advance payment which will be deducted from the royalties payable to the Consortium. The agreement also specifies that JVMC is to advance $100,000 to each member of the Consortium each year, payable pro rata in quarterly payments, as advance royalty payments to be deducted from the royalties of $0. 35 per tonne of raw material used in the manufacture of cement from the properties. Advance royalty payments shall cease upon commencement of commercial production of any one of the properties of the Consortium.

     The agreement also specifies that a joint venture cement manufacturing company ("JVCC") will be formed for the development of the Palawan Cement Project for the manufacturing of cement and related cement products and that 10% interest in the net profits of the JVCC shall be allocated to the Consortium from the interest of the Company in the JVCC.

     The agreement also specifies that the Consortium members will have options to purchase shares of the Company's common stock, subject to regulatory approvals and other conditions, as follows:

----------------------------------------------------------------------------------------
      CPMIC                             PSMVI                          PHMIC
----------------------------------------------------------------------------------------
Nine hundred thousand shares @     1 million shares              4 million shares
CDN $2.00/share (Approximately     @ CDN $4.00/share             @ CDN $2.00/share
US$1.36)*                          (Approximately US$2.72)*      (Approximately US$1.36)*

With 1:1 warrant                   1 million shares
@ CDN $3.00/share                  @ CDN $5.00/share
(Approximately US$2.04)*           (Approximately US$3.40)*
exercisable at any time            exercisable at any time
----------------------------------------------------------------------------------------


* Based on exchange rate of 1.47 Canadian dollars to US dollars, as of June 30, 1999.

     On or about May 27, 1998, the Company issued 2,000,000 shares of its $.001 par value common stock to Raghbir Kahbra, a director of the Company, for a total consideration of $20,000.

     Other than the transactions and proposed transactions between the Company and PMC, PCC, CPMIC, PSMV, PHMI, Negor Corporation, NMC, NCC, JVMC and JVCC disclosed herein, no significant future related party transactions are contemplated at this time.

Item 10.  Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about May 27, 1998, the Company sold 9,000,000 shares of its $0.001 par value common stock for $0.01 per share. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares. The net proceeds to the Company were $90,000. The Company issued 2,000,000 shares of its $.001 par value common stock to Raghbir Kahbra, an officer and a director of the Company as part of this offering.

     On or about August 10, 1998, the Company entered into an Agreement of Purchase and Sale of Assets with Fenway Resources Ltd. for the purpose of acquiring substantially all of the assets of Fenway Resources Ltd. The Company issued 7,644,067 shares of its $.001 par value common stock in exchange for the assets of Fenway Resources Ltd., in reliance on the exemption specified by the provisions of Section 4(2) of the Securities Act of 1933. A copy of that agreement is attached hereto as Exhibit 10.2.

     On or about September 2, 1998, the Company issued 500,000 shares of its $0.001 par value common stock, which the Company valued at $0.25 per share, to G.I. Joe Ltd., a United Kingdom corporation, whose principals include Norhinder Singh and Karmit Kajr. The shares were issued in exchange for two hundred thousand (200,000) shares of $.001 par value common stock of Fortune Oil & Gas, Inc., a Nevada corporation, and in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. The value of the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares.

     On or about October 29, 1998, the Company sold 2,798 shares of its $0.001 par value common stock for $3.00 per share to Mr. H. Scott (2,128 shares) and Mr. K. Brause (670 shares). The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares. The net proceeds to the Company were $8,394.

     On or about February 4, 1999, the Company sold 500,000 shares of its $.001 par value common stock for $0.25 per share, for an aggregate total of $125,000. On or about February 24, 1999, the Company sold 2,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $6,000. On or about March 16, 1999, the Company sold 5,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $15,000. On or about March 17, 1999, the Company sold 4,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $12,000. On or about March 30, 1999, the Company sold 9,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $27,000. On or about April 12, 1999, the Company sold 9,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $27,000.

     The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares.


Item 13.  Financial Statements

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this Registration Statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     In August, 1998, the Company's former accountants, the firm of Anderson, Anderson & Strong ("Anderson") were dismissed. Anderson's reports on the financial statements for either of the past two (2) years did not contain an adverse opinion or disclaimer of opinion and the reports were not modified as to uncertainty, audit scope or accounting principals. The decision to change accountants was recommended and approved by the Board of Directors and did not result from any disagreement regarding the Company's policies or procedures. There have been no disagreements with the Company's accountants since the formation of the Company. In August, 1998, a new accountant, Moffitt & Company, PC was engaged as the principal accountant to audit the Company's financial statements.

Item 15.  Financial Statements and Exhibits

(a)  Index to Financial Statements.                                                     Page
-----------------------------------                                                     ----
Amended Cover Letter of Independent Auditor's Report by
         Moffitt & Company, P.C. to indicate City and State of Issue                    F-3

Balance Sheets as of August 31, 1998                                                    F-4

Statement of Operations  for the Eight  Months Ended August 31, 1998 and for the
         Period from May 7, 1984 (Date of Inception) to
         August 31, 1998                                                                F-5

Statement of Changes in Stockholders' Equity for the Period from
         May 7, 1984 (Date of Inception) to August 31, 1998                             F-6 through F-7

Statementof Cash Flows for the years  ended  August 31,  1998 and for the period from May 7, 1984 (Date of Inception) to
         August 31, 1998                                                                F-8

Notes to Financial Statements                                                           F-9 through F-23

Independent Auditors' Report by Anderson, Anderson & Strong, L.C.                       F-24

Statementof Cash Flows for the Three  Months  Ended March 31, 1998 and the years ended December 31, 1997,  1996 and 1995 and the Period from May 7, 1984
         (Date of Inception) to
         March 31, 1998                                                                 F-25

Statement of Changes In Stockholders' Equity for the Period from
         May 7, 1984 (Date of Inception) to March 31, 1998                              F-26

Balance Sheets as of March 31, 1998, December 31, 1997 and
         December 31, 1996                                                              F-27

Statementof  Operations  for the Three Months Ended March 31, 1998 and the Years
         Ended  December  31,  1997,  1996,  and 1995 and the Period May 7, 1984
         (Date of Inception) to
         March 31, 1998                                                                 F-28

Notes to Financial Statements                                                           F-29 through F-30


(b) Index to Exhibits

     Copies of the following documents are filed with this Registration Statement, Amendment No. 1 to Form 10-SB as Exhibits:


Index to Exhibits
-----------------
10.1              Option Agreement Regarding Negor RR Cement                            E-1 through E-30
                  Corporation Project

10.2              Agreement of Purchase and Sale of Assets between                      E-31 through E-61
                  Fenway Resources Ltd. and Nevada/Utah Gold, Inc.
                  dated August 10, 1998

10.3              Employment Agreement (H. John Wilson)                                 E-62 through E-73

10.4              Employment Agreement (A. Leonard Taylor)                              E-74 through E-84

10.5              Employment Agreement (R. George Muscroft)                             E-85 through E-95

10.6              Employment Agreement (Laurie Maranda)                                 E-96 through E-105

10.7              Memorandum of Agreement (Dated August 29, 1996                        E-106 through E-136
                  by and between Central Palawan Mining & Industrial
                  Corporation and Fenway Resources Ltd.)

10.8              Memorandum of Agreement (Dated November 11, 1996                      E-137 through E-169
                  by and between Palawan Star Mining Ventures, Inc. and
                  Fenway Resources Ltd.)

10.9              Memorandum of Agreement (Dated November 11, 1996                      E-170 through E-203
                  by and between Pyramid Hill Mining & Industrial
                  Corporation and Fenway Resources Ltd.)

10.10             Amendment to MOA and other Agreements dated                           E-204 through E-207
                  March 21, 1997

21                Corporate Chart                                                       E-208

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment to No. 1 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on August __, 1999.

                                                    Fenway International Inc.,
                                                    a Nevada corporation

                                                    By:
                                                       -------------------------
                                                    Its:     President

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                                 AUGUST 31, 1998

                                TABLE OF CONTENTS


                                                                        Page No.
                                                                        --------


INDEPENDENT AUDITORS' REPORT ..........................................    1

FINANCIAL STATEMENTS

Balance Sheet .........................................................    2

Statement of Operations ...............................................    3

Statement of Changes in Stockholders' Equity ..........................   4-5

Statement of Cash Flows ...............................................    6

Notes to Financial Statements .........................................   7-21

Moffitt & Company, P.C.
--------------------------------------------------------------------------------
Certified Public Accountants                      5040 East Shea Blvd. Suite 270
                                                  Scottsdale, Arizona 85254
                                                  (480) 951-1416
                                                  Fax (480) 948-3510
                                                  moffittcpas@uswest.net


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Fenway International Inc.
(Formerly known as Nevada-Utah Gold, Inc.)
Newport Beach, California


We have audited the accompanying balance sheet of Fenway International Inc. (a Nevada Corporation) as of August 31,1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the eight months ended August 31, 1998 and for the period from May 7, 1984 (date of incorporation) to August 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit. We did not audit the financial statements of Nevada/Utah Gold, Inc. for the period from May 7, 1984 to March 31, 1998 nor did we audit the details in footnotes number 4,5,7,13 and
15. Those statements and footnotes were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Nevada-Utah Gold, Inc. and footnotes number 4,5,7,13 and 15 is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects the financial position of Fenway International Inc. as of August 31, 1998 and the results of its operations and its cash flows for the period from May 7, 1984 to August 31, 1998, in conformity with generally accepted accounting principles.

The Company is developing mining properties in the Republic of the Philippines. In is imperative that additional capital is received in order to develop the projects.


/s/ MOFFITT & COMPANY, P.C.
Moffitt & Company, P.C.
Scottsdale, Arizona


November 30, 1998 except for footnote number 18 which is dated January 9, 1999

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                AUGUST 31, 1998


                                     ASSETS

Cash                                                                  $   41,800
Cash-held in lawyer's trust account (Note 4)                             118,578
Accounts receivable                                                        5,097
Advance royalty payments                                                 160,813
Prepaid expenses                                                          11,914
Investments in projects in The Republic of the Philippines
  (Notes 5 and 6)                                                      2,685,687
Loan receivable (Note 7)                                                  83,344
Property and equipment (Note 8)                                            6,986
Deferred tax assets (Note 9)                                                   0
                                                                      ----------

     TOTAL ASSETS                                                     $3,114,219
                                                                      ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Accounts payable                                        $   66,254
  Short term note payable (Note 11)                           95,550
                                                          ----------

     TOTAL LIABILITIES                                                $  161,804

STOCKHOLDERS' EQUITY (NOTES 1, 12, 13 and 14)
  Common stock, par value $0.001 per share
     Authorized 100,000,000 shares
     Issued and outstanding 19,358,157 shares                 19,358
  Paid in capital in excess of par value of stock          3,087,598
  Deficit accumulated during the development stage          (154,541)
                                                          ----------

     TOTAL STOCKHOLDERS' EQUITY                                        2,952,415
                                                                      ----------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                                                          $3,114,219
                                                                      ==========



            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                 FOR THE EIGHT MONTHS ENDED AUGUST 31, 1998 AND
             FOR THE PERIOD FROM MAY 7, 1984 (DATE OF INCEPTION) TO
                                 AUGUST 31, 1998


                                                                    May 7, 1984
                                                Eight Months         (Date of
                                                    Ended           Inception)
                                                   August            to August
                                                  31, 1998           31, 1998
                                                -----------         -----------
REVENUE                                         $         0         $         0

DEVELOPMENT  COSTS                                  117,517             154,541
                                                -----------         -----------

NET (LOSS)                                      $  (117,517)        $  (154.541)
                                                ===========         ===========

NET LOSS PER COMMON SHARE

     Basic                                      $     0.016

     Diluted                                    $     0.016

AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING

     Basic                                        7,130,756

     Diluted                                      7,130,756



            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM MAY 7, 1984 (DATE OF INCEPTION) TO
                                 AUGUST 31, 1998


                                                                     Paid In    Accumulated
                                                                   Capital in     Deficit
                                               Common stock         Excess of   During the
                                           --------------------     Par Value   Development
                                           Shares       Amount      of Stock       Stage
                                           -------      -------    ----------   -----------
BALANCE, MAY 7, 1984
 (DATE OF INCEPTION)                             0     $      0            0     $      0

   Issuance of common stock for
     mineral lease (unknown value)
     and expenses at $.005 -
     May 7, 1984                           600,000          600        2,400            0
   Issuance of common stock for
     cash at $.267 - May 7, 1984             8,610            9        2,287            0
   Net loss for the period ended
     December 31, 1984                           0            0            0       (5,296)
   Issuance of common stock for
     services at $.267 -
     February 3, 1985                        9,000            9        2,391            0
   Issuance of common stock for
     cash at $.267 - February 3, 1985       96,480           96       25,632            0
   Net loss for the year ended
     December 31, 1985                           0            0            0      (28,128)
                                           -------      -------      -------      -------

BALANCE, DECEMBER 31, 1985                 714,090          714       32,710      (33,424)
                                           -------      -------      -------      -------

BALANCE, DECEMBER 31, 1995                 714,090          714       32,710      (33,424)
                                           -------      -------      -------      -------

BALANCE, DECEMBER 31, 1996                 714,090          714       32,710      (33,424)

   Contribution to capital -
     expenses - 1997                             0            0        3,600            0
   Net loss for the year ended
     December 31, 1997                           0            0            0       (3,600)
                                           -------      -------      -------      -------
BALANCE, DECEMBER 31, 1997                 714,090          714       36,310      (37,024)


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
             FOR THE PERIOD FROM MAY 7, 1984 (DATE OF INCEPTION) TO
                                 AUGUST 31, 1998


                                                            Paid In    Accumulated
                                                          Capital in     Deficit
                                      Common stock         Excess of   During the
                                -----------------------    Par Value   Development
                                  Shares       Amount      of Stock       Stage
                                ----------   ----------   ----------   ----------
Contribution  to capital -
  expenses - 1998                        0            0        1,300            0
Issuance of common stock
  for cash
  $.01 - May 29, 1998            2,000,000        2,000       18,000            0
  $.01 - June 9, 1998            9,000,000        9,000       81,000            0
Issuance of common stock for
  net assets of Fenway
  Resources Ltd - $.387 -
  August 31, 1998                7,644,067        7,644    2,950,988            0
Net loss for the eight months
  ended August 31, 1998                  0            0            0     (117,517)
                                ----------   ----------   ----------   ----------

BALANCE, AUGUST 31, 1998        19,358,157   $   19,358   $3,087,598   $ (154,541)
                                ==========   ==========   ==========   ==========


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                 FOR THE EIGHT MONTHS ENDED AUGUST 31, 1998 AND
             FOR THE PERIOD FROM MAY 7, 1984 (DATE OF INCEPTION) TO
                                 AUGUST 31, 1998


                                                                              May 7, 1984
                                                              Eight Months     (Date of
                                                                 Ended         Inception)
                                                              to August 31,   August 31,
                                                                  1998           1998
                                                              -------------  ------------
CASH FLOWS FROM  OPERATING  ACTIVITIES:
   Net (Loss)                                                  $  (117,517)   $  (154,541)

ADJUSTMENTS  TO RECONCILE NET (LOSS)
 TO NET CASH PROVIDED BY OPERATING
 ACTIVITIES
   Contribution  to capital and stock issued
      for expenses and services                                      1,300         10,300

INCREASES (DECREASES) IN:
   Accounts payable                                                  7,600          7,600
                                                               -----------    -----------

    NET CASH (USED) BY OPERATING
     ACTIVITIES                                                   (108,617)      (136,641)
                                                               -----------    -----------

CASH FLOWS FROM  FINANCING ACTIVITIES:
   Proceeds  from  issuance of common stock                        150,417        178,441
                                                               -----------    -----------

     NET CASH PROVIDED BY FINANCING
      ACTIVITIES                                                   150,417        178,441
                                                               -----------    -----------

NET INCREASE IN CASH                                                41,800         41,800

CASH AT BEGINNING OF PERIOD                                              0              0
                                                               -----------    -----------

CASH AT END OF PERIOD                                          $    41,800    $    41,800
                                                               ===========    ===========

SCHEDULE OF NON CASH INVESTING AND
 FINANCING ACTIVITIES
    Issuance of 400,000 shares of common stock for mineral
     lease (unknown value) and expenses - 1984                                $     3,000
                                                                              -----------

    Issuance of 9,000 shares of common stock for
     services - 1985                                                          $     2,400
                                                                              -----------

    Contribution to capital - expenses - 1997                                 $     3,600
                                                                              -----------

    Contribution  to  capital -  expenses - 1998                              $     1,300
                                                                              -----------

     Issuance of 7,644,067 shares of stock - August 31, 1998                  $ 2,918,215
                                                                              -----------

SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION

    Interest paid                                                             $         0
                                                                              ===========

    Taxes paid                                                                $         0
                                                                              ===========


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

          Organization and Nature of Business

          The Company was incorporated under the laws of the State of Nevada on May 7, 1984 for the primary purpose of developing mineral properties. During 1985, the Company abandoned its remaining assets and settled its liabilities and was inactive until 1998. In 1998, the Company became active again by acquiring mineral properties in the Republic of the Philippines. (See notes 3, 5 and 6).

          Name Change

          On September 2, 1998, the Company changed its name from Nevada-Utah Gold, Inc. to Fenway International Inc.

          Authorized Common Stock

          On May 7, 1984, the Company was incorporated with authorized common stock of 25,000 shares with a par value of $1.00. On July 10, 1997, the authorized common stock was increased to 100,000,000 shares with a change in par value to $0.001.

          On July 26, 1997, the Company completed a forward stock split of its outstanding common stock of one share for thirty shares. The financial statements have been prepared showing after stock split shares with a par value of $0.001 from its inception.

          Accounting Estimates

          Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

          Cash Equivalents

          For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

          Income Taxes

          Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

          Compensated Absences

          Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

          Net Loss Per Share

          Net loss per common share is computed by dividing net loss by the weighted average number of shares outstanding during the period.

NOTE 2    DEVELOPMENT  STAGE  OPERATIONS

          As of August 31, 1998, the Company was in the development stage of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage company is defined as a company that devotes most of its activities to establishing a new business activity. In addition, planned principle activities have not commenced, or have commenced and have not yet produced significant revenue.

          FAS-7 requires that all development costs be expensed during the development period. The Company expensed $117,517 of development costs for the eight months ended August 31, 1998 and $154,541 from May 7, 1984(date of inception) to August 31, 1998.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 3    PURCHASE OF NET ASSETS OF FENWAY RESOURCES LTD.

          On August 31, 1998, the Company purchased the business which includes all of the assets, less liabilities of Fenway Resources Ltd. The Company is accounting for this acquisition under the purchase method of accounting.

          Business combinations accounted for by the purchase method are recorded at cost. Cost is determined as the fair value of the net assets acquired or as the fair value of the consideration given, which ever is more objectively determinable.

          In accordance with generally accepted accounting principles, management allocated the cost of the shares issued based upon the fair market value of the assets acquired. The fair market value of the assets was determined by obtaining an independent appraisal of the assets.

          Fenway International Inc. issued 7,644,067 shares of its common stock for the net assets acquired and valued the stock at $2,958,632.

          The following is a summary of the net assets purchased and the common stock issued.

                                                     United
                                                     States          Canadian
                                                     Dollars          Dollars
                                                   -----------      -----------
Cash                                               $    40,417      $    63,449
Cash-held in lawyer's trust account                    118,578          186,151
Accounts  receivable                                     5,097            8,001
Advance royalty payments                               160,813          252,453
Prepaid  expenses                                       11,914           18,704
Investments in projects in Palawan,
  Philippines                                        2,685,687        4,216,149
Loan receivable                                         83,344          130,838
Property and equipment                                   6,986           10,967
Accounts payable                                       (58,654)         (92,078)
Short  term loan                                       (95,550)        (150,000)
                                                   -----------      -----------
Cost of acquired net assets purchased              $ 2,958,632      $ 4,644,634
                                                   ===========      ===========

            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 3    PURCHASE OF NET ASSETS OF FENWAY RESOURCES LTD. (CONTINUED)

          In  addition  to the net assets  acquired,  the  Company  assumed  the
          following   obligations   which  are  detailed  in  the   accompanying
          footnotes:

               Assumed Obligations                Footnote Number
               -------------------                ---------------

               Consulting  agreements                   15
               Incentive  stock options and
                 warrants                               13
               Stock options and warrants to
                 Consortium  members                     5
               All  liabilities  of the company
                 whether known or unknown,
                 contingent or absolute                  2

NOTE 4    CASH - HELD IN LAWYER'S TRUST ACCOUNT

          Palcan Mining Corporation

          A.   Incorporation

               Palcan Mining Corporation was incorporated in the Republic of the Philippines on August 13, 1998 under Republic of the Philippines Sec Reg No A199811014. The term for which the corporation is to exist is fifty years from and after the date of issuance of the certificate of incorporation.

          B.   Incorporators and directors

               Names and nationalities of the incorporators and directors are as follows:

                          Name                        Nationality
                    ---------------------------       -----------
                    Rene E. Cristobal                  Filipino
                    Carlos A. Fernandez                Filipino
                    Dativa C. Dimaano-Sangalang        Filipino
                    Arthur Leonard Taylor              Canadian
                    Herbert John Wilson                Canadian



            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 4    CASH - HELD IN LAWYER'S TRUST ACCOUNT (CONTINUED)

          C.   Authorized capital

               The authorized capital stock of the corporation is one million pesos in lawful money of the Republic of the Philippines, divided into one thousand shares with the par value of one thousand pesos per share.

          D.   Subscribers and issued capital

               25% of the authorized capital stock has been subscribed and at least 25% of the total subscription has been paid as follows:

                                          Number of
                                           Shares         Amount       Amount
                    Name                 Subscribed     Subscribed      Paid
               ---------------------     ----------     ----------    ---------

               Rene E. Cristobal                200    p   200,000    p  50,000
               Carlos A. Fernandez              150        150,000       37,500
               Dativa C. Dimaano-
                 Sangalang                      250        250,000       62,500
               Arthur Leonard Taylor              1          1,000    *   1,000
               Herbert John Wilson                1          1,000    *   1,000
               Fenway Resources Ltd.            398        398,000    * 398,000
                                         ----------    -----------    ----------
                                              1,000    p 1,000,000    p 550,000
                                         ==========    ===========    ==========

               *Equivalent Canadian Dollar investment by Fenway Resources Ltd. and its nominee directors p400,000 at @ 0.038 CDN$15,200

          E. The primary purpose of this corporation is to hold the mineral claims of Central Palawan Mining and Ind. Corp. ("CPMIC"),
               Palawan Star Mining Ventures, Inc. ("PSMVI") and Pyramid Hill Mining & Ind. Corp. ("PHMIC"), their respective MPSA's, ECC's and quarry shale and limestone and any other commercial minerals found on the property and to prepare same market and to buy, sell, on whole basis only, exchange or otherwise produce and deal in all kinds of minerals and in their products and by-products of every kind and description and by whatsoever process; to purchase, lease, option, locate or otherwise acquire, own, exchange, sell, assign or contract out the property and the operation of the property, or otherwise dispose of, pledge, mortgage, deed in trust, hypothecate and deal in mining claims, land related to production from the mining claims, timber lands, water, and water rights and other property, both real and personal.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 4    CASH - HELD IN LAWYER'S TRUST ACCOUNT (CONTINUED)

          Palcan Cement Corporation

          A. Palcan Cement Corporation was incorporated in the Republic of the Philippines on August 12, 1998 under Philippines Sec Reg No A199811013. The Company has a fiscal year end of December 31.

          B.   Incorporators and directors

               Names and nationalities of the incorporators and directors are as follows:


                          Name                        Nationality
                    ---------------------------       -----------
                    Rene E. Cristobal                  Filipino
                    Carlos A. Fernandez                Filipino
                    Dativa C. Dimaano-Sangalang        Filipino
                    Arthur Leonard Taylor              Canadian
                    Herbert John Wilson                Canadian

          C.   Authorized   capital

               The authorized capital stock of the corporation is five million pesos in lawful money of the Republic of the Philippines, divided into five thousand shares with the par value of one thousand pesos per share.

          D.   Subscribers  and issued  capital

               The subscribers to the capital stock and the amounts paid-in to their subscriptions are as follows

                                          Number of
                                           Shares         Amount       Amount
                    Name                 Subscribed     Subscribed      Paid
               ------------------------  ----------     ----------    ----------
               Rene E. Cristobal                170     p  170,000    p   42,500
               Carlos A. Fernandez              150        150,000        37,500
               Dativa C. Dimaano-
                Sangalang                       180        180,000        45,000
               Laurie G.  Maranda                 1          1,000    *    1,000
               Robert  George  Muscroft           1          1,000    *    1,000
               Arthur  Leonard Taylor             1          1,000    *    1,000
               Herbert John Wilson                1          1,000    *    1,000
               Fenway  Resources Ltd.         4,496      4,496,000    *4,496,000
                                         ----------     ----------    ----------
                                              5,000     p5,000,000    p4,625,000
                                         ==========     ==========    ==========

               *Equivalent Canadian Dollar investment by Fenway Resources Ltd. and its nominee directors p4,500,000 at @ 0.038 CDN $170,951.

            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 4    CASH - HELD IN LAWYER'S TRUST ACCOUNT (CONTINUED)

          E.   Foreign Investments Act of 1991

               The Company has applied to do business under the Foreign Investments Act of 1991, as amended by RA8179, with 90% foreign equity, with the intention to operate an export enterprise with the primary purpose of cement manufacturing.

          Total amount held in lawyer's trust account as of August 31,1998, for the above corporation is:

                                                      Equivalent    Equivalent
                                                          in            in
                                        Philippine     Canadian   United States
                Corporation               Pesos        Dollars       Dollars
          -------------------------    -----------    ---------     ---------
          Palcan Mining Corporation    p   400,000    $  15,200     $   9,682
          Palcan Cement Corporation      4,500,000      170,951       108,896
                                       -----------    ---------     ---------
                                       p 4,900,000    $ 186,151     $ 118,578
                                       ===========    =========     =========

NOTE 5    INVESTMENT IN THE REPUBLIC OF PHILIPPINES - CONSORTIUM AGREEMENT

          Consortium Agreement

          By letter amendment agreement dated April 30, 1997, all prior agreements between Fenway and Central Palawan Mining and Industrial Corporation ("CPMIC"), Palawan Star Mining Ventures Inc. ("Palawan Star") and Pyramid Hill Mining and Industrial Corp. ("Pyramid Hill"), were amended in accordance with the terms and amendments below:

          A.   Reference and Interpretation

               CPMIC, Palawan Star and Pyramid Hill shall be collectively referred to as the "Consortium".

          B.   Joint Venture Mining Company ("JVMC")

               I.   A Joint Venture Mining Company shall be established.

               III. Neither the  Consortium  nor each  member of the  Consortium shall have any equity interest in the JVMC and each member assigns and waives all right to own and subscribe to the shares of the JVMC.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 5 INVESTMENT IN THE REPUBLIC OF PHILIPPINES - CONSORTIUM AGREEMENT (CONTINUED)

               III. 10%  of net  profits  of  the  JVMC  shall  be  paid  to the
                    Consortium as consideration for the transfer of their respective interests in each of the properties, including the mining claims, the MPSA and the ECC.

               IV. Royalty payments applicable to raw material quarried or mined from property belonging individually to CPMIC, Palawan Star and Pyramid Hill will be waived and surrendered by each member of the Consortium in favor of the Consortium.

               V. The properties, consisting of mining claims, the MPSA, and the ECC and all rights, title and interest thereto shall be transferred by each member of the Consortium to the JVMC.

          C.   Advances in Relation to the Joint Venture Mining Company

               I. In consideration of the amendments in the letter amendment agreement, Fenway shall, upon signing, pay the Consortium US$100,000 as an advance maintenance payment which shall be deducted from the royalties payable to the Consortium.

               II. JVMC is to advance US$100,000 to each member of the Consortium per year payable prorata in quarterly payments as advance royalty payments to be deducted from the royalties of $0.35 per ton of raw material used in the manufacture of cement from the properties. Advance royalty payments shall cease upon commencement of commercial production of any one of the properties of the Consortium.

          D.   Joint  Venture  Cement  Manufacturing  Company  ("JVCC")

               A joint venture cement  manufacturing  company will be formed for
               the   development   of  the  Palawan   Cement   Project  for  the
               manufacturing of cement and related cement products.

          E.   Interest in Net Profit of JVCC

               10% interest in the net profit of the JVCC are to go to the Consortium out of the interest of Fenway in the JVCC.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 5 INVESTMENT IN THE REPUBLIC OF PHILIPPINES - CONSORTIUM AGREEMENT (CONTINUED)

          F.   Conditions Precedent to this Agreement

               Receipt of an Environmental Compliance Certificate ("ECC") and a Mineral Production Sharing Agreement ("MPSA") shall be conditions precedent to the establishment of JVMC and JVCC, and accordingly the production funding deadline of June 30, 1997 will be extended and the right to purchase 10% of Fenway's interest is waived.

          G.   Share Options and Warrants

               I. The Consortium members will have options to purchase Fenway shares, subject to regulatory approvals, as follows:

                    CPMIC                      PALAWAN STAR    PYRAMID HILL
               ----------------------------    ------------    ------------
               Nine hundred Thousand Shares  1 million shares  4 million  shares
               @ CAN $2.00/sh                @ CAN $4.00/sh    @ CAN $2.00/sh
               With 1:1 warrant              1 million shares
               @ CAN $3.00/sh                @ CAN $5.00/sh
               exercisable at any time       exercisable at any time

               II. The common conditions governing both Stock Options and Warrants in G(I), above, are as follows.

                    a. The timing of the release of the shares is subject to the release of the senior financing or funding;

                    b.   They  are   exercisable   only  upon   receipt  of  the
                         Production Funds;

                    c. The terms and payment are to be determined in a separate agreement to be entered into between and among Fenway and the individual members of the Consortium.

               III. Subject  to  the   approval  by  the   relevant   Securities
                    Regulatory Authorities, it is expressly understood that the stock options and warrants referred to above may not be exercised by the Consortium until such time as Fenway has received the Acceptable Funding Commitment, provided however, that Fenway may issue at any time all or a portion of the warrants and Consortium may exercise at any time the warrants in the event the issued and outstanding share capital of Fenway is increased in order to facilitate and/or meet the financing requirements to undertake the Palawan Cement Project.


            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 6 INVESTMENT IN THE REPUBLIC OF PHILIPPINES - OPTION AGREEMENT -NEGOR RR CEMENT PROJECT

          On July 16, 1998, the Company entered into an option agreement with Negor RR Cement Corporation, a Philippine corporation, for the purpose of forming and operating a mining and cement manufacturing company.

          The following are the details of the option agreement:

          A. For a period of four (4) years following the date of acceptance by the Company of a commercial feasibility study and report for the Project, which study and report are sufficient to enable the Company to obtain any and all funds necessary or appropriate to finance the development and operation of the Project, that number of shares of the Company's $.001 par value common stock equal to the lesser of (a) two million (2,000,000) such shares, or (b) equal to ten percent (10%) of the then issued and outstanding shares of that common stock, at a purchase price of Five United States Dollars ($5.00) per share.

          B. The Manufacturing Company shall prepare, sign and deliver to Negor any and all documents and other instruments necessary or appropriate to vest in Negor a free, carried ownership interest in the manufacturing Company equal to ten percent (10%). As a result of such ownership interest, Negor shall be entitled to have allocated to it ten percent ( 10%) of the net profits, losses and credits of the manufacturing company.

          C. The Manufacturing Company shall prepare, sign and deliver, to the Company any and all documents and other instruments necessary or appropriate to vest in the Company an ownership interest in the manufacturing Company equal to ninety percent (90%). As a result of such ownership interest, the Company shall be entitled to have allocated to it ninety percent (90%) of the net profits, losses and credits of the manufacturing company.

          D. The Mining Company shall prepare, sign and deliver to Negor any and all documents and other instruments necessary or appropriate to vest in Negor an ownership interest in the mining Company equal to forty percent (40%). As a result of such ownership interest, Negor shall be entitled to have allocated to it forty percent (40%) of the net profits, losses and credits of the mining company.

          E. The Mining Company shall prepare, sign and deliver to the Company any and all documents and other instruments necessary or appropriate to vest in the Company an ownership interest in the mining company equal to forty percent (40%). As a result



            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 6 INVESTMENT IN THE REPUBLIC OF PHILIPPINES - OPTION AGREEMENT -NEGOR RR CEMENT PROJECT (CONTINUED)

               of such ownership interest the Company shall be entitled to have allocated to it forty percent (40%) of the net profits, losses and credits of the mining company.

          F. The Mining Company shall prepare, sign and deliver to one or more third party investors any and all documents and other instruments necessary or appropriate to vest collectively in those third party investors an ownership interest in the mining company equal to twenty percent (20%). As a result of such ownership interest, those third party investors shall be entitled to have allocated to it twenty percent (20%) of the net profits, losses and credits of the mining company.

          G.   Payment obligations
               $50,000 at date of signing of the agreement
               $50,000 no later than September 30, 1998
               (Both  payments  were  made)

          At such time as all feasibility studies and similar studies and reports are completed which are necessary or appropriate for the construction and operation of the manufacturing facilities and which will be required prior to the receipt of the funds required to finance construction of the manufacturing facilities, which funds may be contributions to capital and proceeds from one or more borrowing transactions, or either of them, the manufacturing company shall pay to Negor One Million United States Dollars ($1,000,000.00). In connection with any and all such borrowing transactions, the acquired claims may be utilized as collateral or otherwise be pledged to enhance the credit of the borrower.

NOTE 7    LOAN RECEIVABLE

          The Company loaned $108,133 (US $80,000) to Central Palawan Mining & Industrial Corp., Palawan Star Mining Ventures Inc. and Pyramid Hill Mining & Industrial Corp. on September 6, 1995. This loan bears interest at 7% per annum from date of signing until repaid in full. Interest of $22,705 has been recorded.

NOTE 8    PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of respective assets, are expensed. At the time property and equipment are



            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 8    PROPERTY AND EQUIPMENT (CONTINUED)

          retired or otherwise disposed of, the assets and related depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

          The Company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon an estimated useful life of five years.

NOTE 9    DEFERRED TAX ASSETS

          Deferred tax assets arise from the net operating loss carryforwards

               Total deferred tax asset                $ 5,554
               Less valuation allowance                  5,554
                                                       -------
                    Net deferred tax asset             $     0
                                                       =======

NOTE 10   NET OPERATING LOSS CARRYFORWARD

          The Company has the following net operating loss carryforwards:

                   Tax Year              Amount         Expiration date
                   --------              ------         ---------------
               December 31, 1984        $  5,296       December 31, 1999
               December 31, 1985          28,128       December 31, 2000
               December 31, 1987           3,600       December 31, 2001
                                        --------
                                        $ 37,024
                                        ========

NOTE 11   SHORT TERM NOTE PAYABLE

          The short term loan is unsecured, has no maturity date and bears interest at 12%


NOTE 12   MAY 27, 1998 PRIVATE PLACEMENT

          On May 27,1998, the Company sold 9,000,000 shares of its $0.001 par value common stock for $0.01 per share. The shares were issued pursuant to the provisions of Rule 504 of Regulation D promulgated by the Securities and Exchange Commission.

          The net proceeds to the Company were $90,000.



            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 13   STOCK OPTIONS AND WARRANTS OUTSTANDING

          A. The Company has incentive stock options outstanding at August 31, 1998 as follows:

                                           Number of   Exercise     Expiration
                 Name of Optionee           Shares       Price         Date
                 ----------------           ------     --------    ------------
               Milton M. Schlesinger        200,000    US $3.00    July 4, 2004
               Steven Sobolewski            250,000    US $3.00    July 4, 2004
               H. John  Wilson              500,000    US $3.00    July 4, 2004
               A.  Leonard Taylor           500,000    US $3.00    July 4, 2004
               Laurie G. Maranda            300,000    US $3.00    July 4, 2004
               R. George  Muscroft          30O,000    US $3.00    July 4, 2004
               Willi Magill                 200,000    US $3.00    July 4, 2004
               Detty Sangalang              200,000    US $3.00    July 4, 2004
               Rene E. Cristobal            200,000    US $3.00    July 4, 2004
               Carlos Fernandez             200,000    US $3.00    July 4, 2004
               Robert Shoofey               200,000    US $3.00    July 4, 2004
                                          ---------
                                          3,050,000
                                          =========

          In addition there are options outstanding applicable to investment in Projects in Palawan, Philippine (see note 5).

          B.   Warrants outstanding as of August 31, 1998
               45,750 Shares at a price of Canadian $5.50 per share if exercised on or before December 5, 1999
               25,250 Shares at a price of Canadian $5.50 per share if exercised on or before February 25, 2000
               28,901 Shares at a price of Canadian $5.50 per share if exercised on or before May 29, 2000
               25,000 Shares at a price of Canadian $5.50 per share if exercised on or before June 2, 2000
               27,000 Shares at a price of Canadian $5.50 per share if exercised on or before June 6, 2000
              -------
              151,901
              =======

NOTE 14   ISSUANCE OF 2,000,000 SHARES

          On May 29, 1998, the Company issued 2,000,000 shares of common stock to an officer and director of the Company for a total consideration of $20,000.



            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 15   CONSULTING AGREEMENT WITH RELATED PARTIES

          The Company assumed two consulting agreements with former directors of Fenway Resources Ltd as follows:

               R. George Muscroft - $5,000 Canadian dollars payable quarterly Laurie Maranda - $5,000 Canadian dollars payable quarterly

NOTE 16   OPERATING LEASES

          The Company is leasing office facilities in Vancouver, British Columbia, Canada and Manila, Philippines as follows:

          Vancouver
               5 year lease expiring  February 28, 2001
               Monthly rental of $308 plus occupancy costs
          Manila
               5 year lease expiring April 30, 2002
               Monthly rental of $1,754 plus occupancy costs Future minimum lease payments are as follows:

                         August 31, 1999          $ 24,744
                         August 31, 2000            24,744
                         August 31, 2001            23,204
                         August 31, 2002            15,786
                                                  --------
                                                  $ 88,478
                                                  ========

NOTE 17   CONTINGENCIES

          As explained in footnote number 3, the Company purchased all of the assets of Fenway Resources Ltd. Fenway Resources Ltd also had a number of employment contracts with corporation officers. As of the date of this report, it is not known if the employment contracts with be transferred to and honored by Fenway International Inc.

NOTE 18   SUBSEQUENT TRANSACTIONS

          A. On December 1, 1998, the Company issued the following stock options:

                    200,000 shares at $3.00 per share - 1 year life
                    200,000 shares at $3.00 - expiration date - July 4, 2004



            See Accompanying Notes and Independent Auditors' Report.

                            FENWAY INTERNATIONAL INC.
                    FORMERLY KNOWN AS NEVADA-UTAH GOLD, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 AUGUST 3l, 1998


NOTE 18   SUBSEQUENT TRANSACTIONS (CONTINUED)

          B.   Issuance of 500,000 shares of common stock

               On September 2, 1998, the Company entered into an agreement to issue 500,000 shares of common stock to G.I. Joe Ltd., a United Kingdom corporation, for $0.25 per share or $125,000.

               These shares will be issued pursuant to the provisions of Rule 504 of Regulation D promulgated by the Securities and Exchange Commission.

          C.   Short term loan

               The  Company   obtained  a  $50,000  short  term  loan  (Canadian
               dollars). This loan is unsecured, bears no interest, and has no specific terms of repayment.



            See Accompanying Notes and Independent Auditors' Report.

ANDERSEN ANDERSEN & STRONG, L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
Member SEC Practice Section of the AICPA

                                                  941 East 3300 South, Suite 202
                                                      Salt Lake City, Utah 84106
                                                          Telephone 801-486-0096
                                                                Fax 801-486-0098
                                                      E-mail KAndersen @ men.com

Board of Directors
Nevada-Utah Gold, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Nevada-Utah Gold, Inc. (a development stage company) at March 31, 1998, December 31, 1997 and December 31, 1996 and the statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1998 and the years ended December 31, 1996 and 1995 and the period May 7, 1984 (date of inception) to March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevada-Utah Gold, Inc. at March 31, 1998, December 31, 1997, and December 31, 1996 and the results of operations and cash flows for the three months ended March 31, 1998 and the years ended December 31, 1997, 1996 and 1995 and the period May 7, 1984 (date of inception) to March 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has been in the development stage since it's inception and has suffered recurring losses from operations, which raises substantial doubt about it's ability to continue as a going concern.
Management's plans in regard to these matters are described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                  /s/ Andersen Andersen & Strong
Salt Lake City, Utah
April 8, 1998



        A member of ACF International with affiliated offices worldwide

                             NEVADA-UTAH GOLD, INC.
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS
               For the Three Months Ended March 31, 1998 and the
       Years Ended December 31, 1997, 1996, and 1995 and the Period from
               May 7, 1984 (Date of Inception) to March 31, 1998

================================================================================

                                                                                            May 7, 1984
                                                                                        (Date of Inception)
                                           1998          1997        1996        1995    to March 31, 1998
                                           ----          ----        ----        ----   -------------------
CASH FLOWS FROM
OPERATING ACTIVITIES:

Net loss                                $ (1,300)     $ (3,600)     $  --       $  --       $(38,324)

Adjustments to reconcile net loss to
net cash provided by operating
activities:

Contribution to capital and stock
issued for expenses and services           1,300         3,600         --          --         10,300
                                        --------      --------      --------    --------    --------

Net Cash From Operations                    --            --           --          --        (28,024)
                                        --------      --------      --------    --------    --------

CASH FLOWS FROM INVESTING
ACTIVITIES:                                 --            --           --          --           --
                                        --------      --------      --------    --------    --------

CASH FLOWS FROM FINANCING
ACTIVITIES:

Proceeds from issuance of
common stock                                --            --           --          --         28,024
                                        --------      --------      --------    --------    --------

Net Increase (Decrease) in Cash             --            --           --          --           --

Cash at Beginning of Period                 --            --           --          --           --
                                        --------      --------      --------    --------    --------

Cash at End of Period                   $   --        $   --        $  --       $  --       $   --
                                        ========      ========      ========    ========    ========

SCEHDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Issuance of 400,000 shares common stock for mineral lease (unknown value)
and expenses - 1984                                                           $3,000
                                                                              ------

Issuance of 9,000 shares of common stock for services - 1985                  $2,400
                                                                              ------

Contribution to capital - expenses - 1997                                     $3,600
                                                                              ------

Contribution to capital - expenses - 1998                                     $1,300
                                                                              ------


   The accompanying notes are an integral part of these financial statements.

                             NEVADA-UTAH GOLD, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                For the Three Months Ended March 31, 1998 and the
          Period from May 7, 1984 (Date of Inception) to March 31, 1998

================================================================================

                                                                             Capital in
                                                        Common Stock          Excess of    Accumulated
                                                     Shares       Amount      Par Value      Deficit
                                                     --------------------    ----------    -----------
Balance May 7, 1984 (date of inception)                 --       $   --       $   --       $   --

Issuance of common stock for mineral
     lease (unknown value) and
     expenses at $.005 - May 7, 1984                 600,000          600        2,400         --

Issuance of common stock for cash at
     $.267 - May 7, 1984                               8,610            9        2,287         --

Net loss for the period ended December 31, 1984         --           --           --         (5,296)

Issuance of common stock for services at
$.267 - February 3, 1985                               9,000            9        2,391         --

Net loss for the year ended December 31, 1985           --           --           --        (28,128)
                                                    --------     --------     --------     --------

Balance December 31, 1985                            714,090          714       32,710      (33,424)
                                                    --------     --------     --------     --------

Balance December 31, 1995                            714,090          714       32,710      (33,424)
                                                    --------     --------     --------     --------

Balance December 31, 1996                            714,090          714       32,710      (33,424)

Contribution to capital - expenses - 1997               --           --          3,600         --

Net loss for the year ended December 31, 1997           --           --           --         (3,600)
                                                    --------     --------     --------     --------

Balance December 31, 1997                            714,090          714       36,310      (37,024)

Contribution to captial - expenses - 1998               --           --          1,300         --

Net loss for three months ended March 31, 1998          --           --           --         (1,300)
                                                    --------     --------     --------     --------

Balance March 31, 1998                               714,090     $    714     $ 37,610     $(38,324)
                                                    --------     --------     --------     --------

   The accompanying notes are an integral part of these financial statements.

                             NEVADA-UTAH GOLD, INC.
                         (A Development Stage Company)
                                 BALANCE SHEETS
            March 31, 1998, December 31, 1997 and December 31, 1996

================================================================================

                                                     March 31,    December 31,  December 31,
                                                       1998          1997          1996
                                                     ---------    ------------  ------------
ASSETS

CURRENT ASSETS

Cash                                                 $   --        $   --        $   --
                                                     --------      --------      --------

Total Current Assets                                     --            --            --
                                                     ========      ========      ========

LIABILITIES AND STOCKHOLDERS'
EQUITY

CURRENT LIABILITIES

     Accounts payable                                $   --        $   --        $   --
                                                     --------      --------      --------

Total Current Liabilities                                --            --            --
                                                     --------      --------      --------

STOCKHOLDERS' EQUITY

Common stock
100,000,000 shares authorized,
at $0.001 par value; 714,090
shares issued and outstanding                             714           714           714

Capital in excess of par value                         37,610        36,310        32,710

Deficit accumulated during the development stage      (38,324)      (37,024)      (33,424)
                                                     --------      --------      --------

Total Stockholders' Equity (Deficiency)                  --            --            --
                                                     --------      --------      --------

                                                     $   --        $   --        $   --
                                                     ========      ========      ========


   The accompanying notes are an integral part of these financial statements.

                             NEVADA-UTAH GOLD, INC.
                         (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
               For the Three Months Ended March 31, 1998 and the
    Years Ended December 31, 1997, 1996, and 1995 and the Period May 7, 1984
                     (Date of Inception) to March 31, 1998

================================================================================

                                                                               May 7, 1984
                                                                         (Date of Inception) to
                          1998          1997          1996        1995        March 31, 1998
REVENUES                $   --        $   --        $   --      $   --          $   --

EXPENSES                   1,300         3,600          --          --            38,324
                        --------      --------      --------    --------        --------

NET LOSS                $ (1,300)     $ (3,600)     $   --      $   --          $(38,324)
                        ========      ========      ========    ========        ========

NET LOSS PER COMMON
SHARE                   $   --        $   --        $   --      $   --
                        ========      ========      ========    ========

   The accompanying notes are an integral part of these financial statements.

                             NEVADA-UTAH GOLD, INC.
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS

================================================================================

1. ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on May 7, 1984 with authorized common stock of 25,000 shares with a par value of $1.00. On July 10, 1997 the authorized common capital stock was increased to 100,000,000 shares with a change in par value to $0.001.

On July 26, 1997 the Company completed a forward stock split of it's outstanding common stock of one share for thirty shares. This report has been prepared showing after stock split shares with a par value of $0.001 from it's inception.

The company has been in the development stage since inception and has been primarily engaged in the business of developing mineral properties. During 1985 the company abandoned it's remaining assets the and settled it's liabilities and since that date has remained inactive.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy

The Company has not yet adopted a policy regarding payment of dividends.

Income taxes

At December 31, 1997, the Company had a net operating loss carry forward of $37,024. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carryforward will expire starting in the year 2000 through 2013.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Earnings (Loss) Per Share

Earnings (loss) per share amounts are computed based on the weighted average number of shares actuaslly outstanding after the stock split.

                             NEVADA-UTAH GOLD, INC.
                         (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS (Continued)

================================================================================

3. RELATED PARTY TRANSACTIONS

Related parties received substantially all of the common stock issued by the Company from it's inception. (see the Statement of Changes in Stockholders' Equity)

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4. GOING CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding which will enable the Company to continue operations into the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot conduct any operations in the future.